(Translation)

Articles of Association of

Sino-Foreign Joint Venture Globalink (Xuzhou) BioSciTech Company LTD.

Chapter I General Provisions

Article 1 In accordance with “The Law of the People’s Republic of China on Chinese-Foreign Equity Joint Ventures”, “the Company Law of the People’s Republic of China” and other relevant laws and regulations, Xuzhou Shizhen BioSciTec Company Limited (hereinafter “Party A”) and GLOBALIINK LTD (hereinafter “Party B”) signed on May 20, 2014 in Pizhou City, Jiangsu Province, China, a contract to establish the joint venture Globalink (Xuzhou) BioSciTec Company Limited (hereinafter “Joint Venture Company”). In accordance with the said contract and upon a consensus reached by both Parties through consultations, these Articles of Association are formulated in order to safeguard the lawful rights and interests of the company, its shareholders and creditors and to regulate the organization and behaviors of the company.

Article 2 The name of the Joint Venture Company is: Globalink (Xuzhou) BioSciTech Company Ltd.

The legal address of the Joint Venture Company is: No. 9, Industrial Concentration Zone, Tiefu Town, Pizhou City.

Article 3. The names and legal addresses of both Party A and Party B are:

Party A: Xuzhou Shizhen BioSciTech Company Ltd, its statutory address is: North side of Liaohe Road, Economic Development Zone, Pizhou City.

Name of the legal representative: LI Gang; position: General Manager; Nationality: Chinese

Party B: GLOBALINK LTD, its legal address is: Suite 210, 4751 Garden City Road, Richmond, BC, Canada, V6X3M7.

Legal representative: Robin Young; position: General Manager; Nationality: Canadian

Article 4 The Joint Venture Company is a company with limited liabilities. The company bears the liability for its debts with all of its properties. The shareholders of the company bear the liability to the company to the extent of their respective contributed capital amount. Each party shall share profits, bear risks and losses in accordance with the ratio of their respective contributed capital amounts in the registered capital.

Article 5 The Joint Venture Company is a juridical person under the jurisdiction and protection of Chinese laws. All of its activities shall be conducted in compliance with Chinese laws, rules and relevant regulations.

Chapter II Purpose and Scope of Its Business

Article 6 The purpose of the Joint Venture Company: Both parties of the joint venture hope that they will reinforce their economic cooperation and technical exchange in order to bring about economic benefits satisfactory to both parties of the investment.

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Article 7 The business scope of the Joint Venture company is: biological scientific and technical research services; service for promoting wide use of biotechnology; wholesale of fruits and vegetables.

The production scale of the joint venture company: it is anticipated that its value of output will be RMB 177 Million Yuan.

Article 8 The Joint Venture Company will sell its products to the markets both home and abroad.

Chapter III Total Investment Amount and Registered Capital

Article 9 The total investment of the Joint Venture Company is 10 Million US dollars.

The Joint Venture Company’s registered capital is 10 Million US dollars.

Article 10 Followings are the capital contribution amounts, proportion of capital contributions and mode of capital contribution by Party A and Party B:

Party A’s subscribed capital contribution is 2 Million US dollars, taking up 20% of the registered capital. The said contribution is paid by an amount of RMB equivalent to 2 Million US dollars.

Party B’s subscribed capital contribution is 8 Million US dollars, taking up 80% of the registered capital. The said contribution is paid by an amount of RMB equivalent to 8 Million US dollars.

Article 11 The first capital contributions of Party A and Party B shall be: to pay up 15% of their respective subscribed capital contribution within 90 days as of the date when the joint venture company’s business license is signed and issued. The remaining capital contributions shall be fully paid up within 2 years after the Joint Venture Company is established.

Article 12 During the joint venture period, the Joint Venture Company may not arbitrarily reduce the amount of registered capital amount. In the case where it is indeed necessary to reduce the amount of registered capital due to the changes occurring with regard to the total amount of investment and scale of production operation etc, such reduction must be approved by the original approval & examination authority.

Article 13 The increase and transfer of the joint venture company must be adopted with a unanimous resolution by the Board of Directors and submitted to the original approval & examination authority for approval as well as to the original registration administrative organ for going through the formalities for registering the amendment thereof.

Article 14 Any Party, when intending to transfer its shares, in whole or in part, must obtain the consent of the other Party. When one Party intends to transfer its shares, the other Party has the preemptive right to purchase such shares.

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Article 15 Where the Joint Venture Company transfers its assets or rights & interests or has them mortgaged for external guarantee, such acts must be approved by the examination & approval authority and filed to the industrial and commercial administration authority for the record.

Chapter IV Board of Directors

Article 16 The Joint Venture Company sets up a Board of Directors, which is the supreme authority of the Joint Venture Company.

Article 17 The Board of Directors is composed of five directors, of which 2 are appointed by Party A and 3 are appointed by Party B. The term of office of a director is 3 years and can serve consecutive terms. If his or her term of office expires but the investor party does not appoint another person for the office, then, it is deemed that the members of the Board of Directors can serve consecutive terms in a row.

Article 18 The Chairman of the Board of Directors is appointed by Party B, the Vice Chairman of the Board of Directors is appointed by Party A. The Chairman of the Board of Directors is the legal representative of the Joint Venture Company.

Article 19 When appointing or changing any director, Party A and Party B should inform the Board of Directors by a written notice.

Article 20 The Board of Directors shall hold its regular meeting once a year. An interim meeting may be convened upon the proposal of more than one third of directors.

Article 21 In principle, a Board meeting should be held in the place where the Joint Venture Company is located and it may also be held in other venues appointed by the Board of Directors.

Article 22 A Board meeting shall be called and presided over by the Chairman of the Board of Directors, when he or she is absent, a director is recommended jointly by more than half of the directors to call and preside over the meeting.

Article 23 The Chairman of the Board of Directors shall inform the directors of the Board meetings upon thirty days written notice wherein the business to be transacted, date and time and place shall be included.

Article 24 Any director may attend the Board meeting by proxy with a written instrument of proxy where he/she happens to be unable to attend the meeting in person for any reason. In case that he/she fails to be present at the meeting in person or by proxy, the absentee shall be deemed to have waived his/her right.

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Article 25 A quorum at the meeting of the Board shall be at least two thirds of all the directors, with the presence in the meeting of at least one director respectively from Party A and Party B, no resolution shall be valid if such quorum is not present when the business is transacted.

If a director appointed by one Party or Parties fails to attend the Board meeting in person or by proxy and such failure renders the Board of Directors unable to make resolutions on the major issues or matters of the company as listed by laws, legal regulations or hereunder, then, the other party may again send a written notice to the director not attending the Board meeting as well as to the Party or Parties appointing him, at that Party’s legal address, urging him or her to attend the Board meeting within the stipulated date.

The above urging notice shall be mailed at least 60 days prior to the fixed date of calling the meeting and sent by double-registered letter and should specify that at least within 45 days after the said notice is mailed, the notified person should answer by a written reply whether he or she will attend the Board meeting or not. If the notified person still fails to reply if he or she will attend the meeting within the stipulated time limit indicated in the notice, then, it should be deemed that he or she has waived the right to attend the meeting. After the person mailing the notice has received the receipt for the double-registered letter, the director appointed by the notifying person can call an extraordinary meeting of the Board of Directors, even if the directors attending the extraordinary meeting has not reached the quorum for holding a Board meeting, with the unanimous consent of all the directors attending the extraordinary Board meeting, they can still make valid resolutions on the company’s major issues or matters.

Article 26 The Board of Director makes decisions on the Joint Venture Company’s all major matters. The following matters must be adopted with a unanimous consent of all the directors attending the Board meeting before any resolution can be made thereon:

(1)	Amendment of the Articles of Association of the Company;
(2)	The termination and dissolution of the Company;
(3)	Increase and reduction of the Company’s registered capital;
(4)	Hiving off or merger of the Company;
(5)	Other important matters that shall be decided by the Board of Directors.

The following matters must be adopted by more than two thirds of majority directors attending a Board meeting: annual financial budgeting plans, final accounting plans and plans for distribution of profits:

(1)	The Company’s development plan, its annual production & business operation plan;
(2)	The Company’s policy for business operation, auditing of financial accountings and setup of the administrative organs;
(3)	The important rules and regulations of the Company;
(4)	Examining the work report of the General Manager;
(5)	Regarding labor management, salaries & wages, welfare and labor insurance, etc.;
(6)	Recruiting or dismissing the Company’s General Manager and, with the nomination by the General Manager, appointing or dismissing the Company’s Deputy General Manager other senior officers and deciding their remuneration, rewards and punishments.
(7)	Other matters to be decided by the Board of Directors.

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Article 27 Detailed written minutes must be made for each Board meeting and all the directors present at the meeting shall set their hands thereunto, in case of any person attending the meeting by proxy, the representative shall set their hands thereunto. The minutes are recorded in Chinese language and shall be kept by the Company. A director has the right to demand that certain items be recorded in the minutes.

Chapter V Supervisors

Article 28 The Company shall have two supervisors, to be jointly appointed by the parties of the investment.

The directors and senior management officers may not concurrently serve as supervisors.

Article 29 The supervisor is appointed for a term of 3 years and upon expiration of his or her term, is reappointed by the investors.

Article 30 The supervisors exercise the following powers:

(1)	Examining the financial matters of the Company;
(2)	Supervising the behavior of such senior management officers as the directors, managers when they are performing the duties of the Company and making suggestions for dismissal of those above-mentioned persons who act in contravention of laws, administrative regulations, the Articles of Association of the Company or the shareholders’ resolutions;
(3)	When the behavior of such senior management officers as the directors, managers is detrimental to the interests of the Company, requesting them to rectify their behavior;
(4)	Making proposals for calling an interim shareholders’ meeting; when the directors are not performing their duties to convene and preside over the shareholders’ meeting, convene and preside over such meetings;
(5)	Make draft resolutions and proposals for the shareholders;
(6)	File lawsuits against the directors and senior management officers in accordance with the Article 152 of the Company Law.

Article 31 The supervisors can attend the Board meeting as nonvoting participants and raise questions or suggestions to the resolutions made by the Board of Directors.

   When the supervisors find out that there are abnormalities in the business operation of the Company, they may conduct investigations; if the need arises, they may retain an accounting firm to assist in the investigation at the expense of the Company.

Article 32 The meeting of the supervisors shall be held at least once a year and a supervisor may propose to call an interim meeting of supervisors.

   The adoption of a resolution of the supervisors’ meeting shall be subject to the approval of more than half of the supervisors.

  Minutes shall be made for each decision reached on the matters deliberated in the meetings, the supervisors attending a meeting shall set their hands thereunto.

Article 33 The costs incurred by the supervisors when performing their duties shall be born by the Company.

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Chapter VI Business Operation and Administration Structure

Article 34 The administration of the Joint Venture Company is composed of some subordinate functional departments, the specifics of which shall be decided by the Board of Directors and the various departments shall be responsible to the General Manager.

Article 35 The Joint Venture Company shall have one General Manager and two Deputy General Managers, all of whom shall be appointed or dismissed by the decisions of the Board of Directors.

Article 36 The General Manager is directly responsible to the Board of Directors, he or she shall execute all resolutions of the Board and organize and lead the routine work of production & technology and management of the Joint Venture Company. The Deputy General Manager(s) shall assist the General Manager with his or her work, in case the General Manager is in absence, the Deputy General Manager(s) shall act on behalf of the General Manager.

Article 37 No decision in respect of main issues of the routine work of the Joint Venture Company shall be valid unless it is signed by the General Manager, Those important matters must be subject to the approval of the Board of Directors before they can be implemented.

Article 38 The General Manager and Deputy General Manager(s) are appointed for a term of 3 years and can serve consecutive terms upon appointment of the Board of Directors.

Article 39 The Chairman of the Board of Directors and the Vice Chairman of the Board of Directors may, upon appointment of the Board of Directors, concurrently hold the position of the General Manager, Deputy General Manager(s) and other senior officers of the Joint Venture Company.

Article 40 The General Manager and Deputy General Manager(s) may not concurrently hold the office of General Manager or Deputy General Manager(s) of other business entities or compete for other business entities against the Joint Venture Company.

Article 41 In the event the General Manager, Deputy General Manager(s) and other senior officers ask for resignation, they should submit an advance written application in respect thereof to the Board of Directors and, upon obtaining the consent of the Board and completion of the job-duties handover, leave the office.

The directors, the General Manager and other senior officers should abide by the Articles of Association of the Company, earnestly carry out the Company’s businesses, safeguard its interests and may not engage in any activity outside the Company that rivals the Company or are detrimental to the interests of the Company.

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Where the aforementioned persons should engage in malpractice for selfish ends or severely neglect their duties, they may at any time be removed from their posts by resolutions of the Board of Directors. Those who violate criminal laws shall be investigated for criminal liabilities.

Chapter VII Finance and Accounting

Article 42 The financial affairs and accounting of the Joint Venture Company shall be handled in accordance with the “Accounting Rules and Regulations for Sino-Foreign Equity Joint Venture Enterprises” formulated by the Ministry of Finance of the People’s Republic of China.

Article 43 The accounting year of the Joint Venture Company shall follow the solar calendar each of which begins on January 1 and ends on December 31.

Article 44 All vouchers, account books and statements of the Joint Venture Company shall be made in Chinese.

Article 45 The Joint Venture Company has its accounts denominated in RMB. Where RMB is converted to other currencies, the conversion shall follow the exchange rate published by the State Administration of Foreign Exchange of the People’s Republic of China on the day whereon the conversion occurs.

Article 46 The Joint Venture Company shall open accounts of RMB or foreign currencies in the People’s Bank of China or other banks approved by it.

Article 47 The Joint Venture Company’s bookkeeping shall follow the internationally-accepted accrual accounting system and the debit-credit method.

Article 48 Such items as hereinafter provided shall enter into the account books of the Joint Venture Company:

(1)	All cash income and expenditures of the Joint Venture Company;
(2)	All goods and materials sold or purchased;
(3)	The registered capital and debts of the Joint Venture Company;
(4)	Date of payment, increase and transfer of the registered capital of the Joint Venture Company.

Article 49 The Joint Venture Company’s financial officials are recruited by itself. The Company’s finance department shall prepare an accounting report and a final budget report for the previous accounting year within the first three months of each accounting year and have them examined and signed by the auditor and signed by the General Manager and then submitted to be ratified at the meeting of the Board of Directors.

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Article 50 Each Party of the Joint Venture Company is entitled to employ an auditor/auditors at its own expense to examine the account books of the Joint Venture Company, where this occurs, the Company shall make things convenient for such examinations.

Article 51 The term of depreciation of fixed assets of the Joint Venture Company shall be decided by the Board of Directors pursuant to the relevant regulations of Chinese laws.

Article 52 Al affairs pertaining to the foreign exchange of the Joint Venture Company shall be handled under the relevant regulations in respect of administration of foreign exchange of the People’s Republic of China.

Chapter VIII Distribution of Profits

Article 53 The Joint Venture Company shall, after paying income tax, set aside out of the profits remaining such sum or sums as it thinks proper for the reserve funds, the enterprise development fund and the welfare and employee-award fund, the rate of which shall be fixed by the Board of Directors.

Article 54 The profits of the Joint Venture Company shall, after income tax is paid and all funds allocated, be distributed to Party A and Party B in accordance with their respective proportion of capital contribution in the registered capital.

Article 55 The Joint Venture Company distributes its profits once every year. The profit distribution plan and the proportion thereof each Party will obtain shall be published within three months after each accounting year.

Article 56 No profits may be distributed unless the loss of the last accounting year has been recouped. The profits of last accounting year, if not distributed, may be included into the profits of this year for distribution.

Chapter IX Employees

Article 57 The affairs in respect of the recruitment, employment, dismissal, resignation, wage, welfare, labor insurance, labor protection, labor disciplines, etc. of the employees of the Joint Venture Company shall be handled in accordance with the state’s relevant labor and social security regulations.

Article 58 The employees of the Joint Venture Company may be recruited on the recommendation or by the approval of the local labor department, they are, however, all subject to an examination and the enrollment shall be on the basis of competitive selection according to their merits.

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Article 59 The Joint Venture Company shall have the right to give a disciplinary warning to, record a demerit or reduce wages of any employee who violates the rules and regulations or labor disciplines of the Joint Venture Company, if the case is serious, such an employee may be dismissed. Where any employee is dismissed, the case shall be reported to the local labor department for the record.

Article 60 The treatment and wages of the employees shall be provided in a plan worked out by the General Manager and decided by the Board of Directors by referring to the relevant provisions of the People’s Republic of China and according to the specific circumstances of the Joint Venture Company and shall be specified in the labor contracts.

  The employment of the Company’s senior officers and their salaries, treatment, social insurance, welfare and business trip expenses shall be decided by the Board of Directors.

  The Joint Venture Company shall duly raise the wages of the employees taking account of the development of production and the improvement of employees’ professional ability and technical skills.

Article 61 The issues in respect of the welfare, premium, labor protection, labor insurance, etc. shall be covered in the various regulations by the Joint Venture Company, so as to ensure that the employees work in normal circumstances.

Chapter X Trade Union

Article 62 The employees of the Joint Venture Company are entitled to establish a trade union to carry out activities under the provisions of the Trade Union Law of the People’s Republic of China.

Article 63 The trade union in the Joint Venture Company is for the benefit of the employees, the task thereof is: safeguarding the democratic rights and securing material benefits for the employees, assisting the Joint Venture Company to arrange and properly make use of the funds in respect of welfare or awards, organizing employees to gather political, professional, scientific or technical knowledge and carry out literary, artistic and sport activities, educating employees to observe labor disciplines and accomplish all economic tasks assigned by the Joint Venture Company.

Article 64 The trade union shall, on behalf of the employees, sign labor contracts with the Company and supervise the execution thereof. The leaders of the trade union has/have the privilege of attending the meetings of the Board of Directors with regard to development projects, production and business, etc. as (a) non-voting participant(s) to present suggestions and demands of the employees.

  When the Company holds meetings to discuss issues with regard to the awards and punishments to the employees, the wage system, daily welfare, labor protection and insurance and make decisions thereon, the representative(s)of the trade union has (have) the right to attend the meetings as non-voting participant(s). The Company should listen to the opinions of the trade union so as to obtain its cooperation.

   The trade union of the Joint Venture Company shall be involved in the mediation and conciliation of labor disputes.

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Article 65 The Joint Venture Company shall actively support the trade union in its work and, in accordance with the provisions of the “Trade Union Law of the People’s Republic of China”, provide to the trade union necessary premises and equipment sets to be used for office site, holding meetings, running activities concerning the employees’ welfare, cultural and sport activities. Every month, the Company shall earmark, at the rate of 2% of the total amount of the employees’ wages, sums of money as trade union funds. The trade union shall use these sums of money under the Regulations on Management of Trade Union Funds by the National Trade Union of China.

Chapter XI Term, Termination and Liquidation

Article 66 The term of the joint venture is 20 years, beginning from the day whereon the business license is issued.

Article 67 Where both Parties unanimously agree to extend the time of cooperation, the term of joint venture may still not be extended unless by the resolution of the Board of Directors a written application is submitted to the original examination & approval authority six months prior to the expiration of the term of joint venture and is granted thereby. The registration shall be renewed at the original registration office.

Article 68 Where both Parties unanimously agree that the termination of joint venture will best benefit each Party respectively, they may terminate the joint venture before the date of expiration.

Where the Joint Venture Company terminates its joint venture before the date of expiration, it requires the Board of Directors to hold a plenary meeting to make a decision and submit it to the original examination & approval authority for approval.

Article 69 The Joint Venture Company may be dissolved in any of the following cases:

(1)	Joint venture term expires;
(2)	The enterprise suffers severe losses and is unable to continue its business operation;
(3)	One Party to the joint venture has failed to implement the agreement of the joint venture enterprise and the obligations as stipulated in the contracts and the Articles of Association and that failure has rendered the enterprise unable to continue its business operation;
(4)	The Company has sustained serious losses due to such force majeure as natural disasters and war, thus becoming unable to continue its business operation;
(5)	The Company has not attained its goal of business operation and at the same time sees no future for further development;
(6)	All the shareholders of the Joint Venture Company decide to dissolve it.

Where the circumstances cited in items of (2), (4), (5), (6) occur, the Board of Directors shall make an application for dissolution and submit it to the original examination & approval authority for approval; where the circumstance in item (3) occurs, it is for the Party that observes the contract to put forward an application and submit it to the original examination and approval authority for approval.

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Article 70 Where the joint venture term expires or joint venture is terminated, a liquidation committee is established in accordance with the relevant laws of the People’s Republic of China to carry out liquidation of the Company’s assets.

Article 71 The task of the liquidation committee is to conduct an all-round checking of the Company’s assets, its debts, creditors’ rights, work out the balance sheet and a general asset inventory lit, draw up a liquidation plan and submit it to the Board of Directors for adoption before it is carried out.

Article 72 During the liquidation period, the Company continues to exist but may not carry out any business activities irrelevant to the liquidation. Before the liquidation as stipulated in the aforementioned article is completed, the Company’s assets may not be distributed to its shareholders. The liquidation committee shall, on behalf of the Joint Venture Company, act as plaintiff or defendant in any legal proceedings.

Article 73 Priority shall be given to the payment of the liquidation expenses and the remuneration for the liquidation committee out of the Joint Venture Company’s existing assets.

Article 74 After the liquidation committee has paid off all the debts of the Joint Venture Company, the remaining assets shall be distributed to Party A and Party B according to their respective capital contribution proportion in the registered capital.

Article 75 After the liquidation is completed, the Company shall go through the formalities for cancelling the registration with the original registration authority, turn in the business license and make a public announcement at the same time.

Article 76 All the account books shall, where the Joint Venture Company is wound up, be kept by Party A.

Chapter XII Rules and Regulations

Article 77 The rules and regulations of the Joint Venture Company made by the Board of Directors include:

(1)	Business administration regulations, including those in respect of the functions and powers of all subordinate departments and work procedures;
(2)	Employees’ manuals
(3)	Labor and salary & wage regulations;
(4)	Regulations on employees’ attendance, promotion, reward and punishment;
(5)	Employees’ welfare regulations;
(6)	Financial accounting regulation;
(7)	Liquidation procedures where the Joint Venture Company is dissolved;
(8)	Other rules and regulations where necessary.

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Chapter VIII Supplementary Provisions

Article 78 The formulation of the Articles of Association of the Joint Venture Company, the taking effect, interpretation, amendment thereof and the adjudication of disputes shall be based on the laws of the People’s Republic of China.

Article 79 Any modification of these Articles of Association shall be adopted by the Board of Directors by a unanimous resolution and signed by the legal representative of the Company and then reported to and ratified by the original examination and approval authority.

Article 80 These Articles of Association are written in Chinese.

Article These Articles of Association must be subject to the approval of the foreign economic and trade department of the People’s Republic of China and take effect at the same time with the coming into effect of the contract.

Party A: Xuzhou Shizhen BioSciTec Company Limited

                                           (official seal affixed)

Party B: GLOBALIINK LTD

            (official seal affixed)

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